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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-35643

ANNUAL AUDITED REPORT
FORM X-17a-5
PART III
FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 04/01/10 (mm/dd/yy) and ending 03/31/11 (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

Name of Broker-Dealer:

OFFICIAL USE ONLY
FIRM ID. NO.

Houlihan Lokey Capital, Inc.
Address of Principal Place of Business: (Do not use P.O. Box No.)
1930 Century Park West
(No. and Street)

Los Angeles	California	90067
(City)	(State)	(Zip Code)

Name and telephone number of person to contact in regard to this report
John G. Mavredakis   (310) 553-8871
(Area Code –Telephone No.)

B. ACCOUNTANT IDENTIFICATION

Independent Public Accountant (whose opinion is contained in this Report*)
(Name – if individual, state last, first, middle name)
KPMG LLP

717 N. Harwood, Suite 3100	Dallas	Texas	75201
(Address) Number and Street	City	State	Zip Code

Check One:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, John G. Mavredakis, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of Houlihan Lokey Capital, Inc. as of and for the year ended March 31, 2011 are true and correct. I further swear (or affirm) that neither the company nor any stockholder, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

President
_____
Title

_____
Notary Public

ANITA C. MORELL
Notary Public, State of New York
No. 01MO5023590
Qualified in Nassau County
Commission Expires _____

This report** contains (check all applicable boxes):

(x)   Independent Auditors' Report

(x)   (a)   Facing page

(x)   (b)   Statement of Financial Condition

(x)   (c)   Statement of Income

(x)   (d)   Statement of Cash Flows

(x)   (e)   Statement of Changes in Stockholder's Equity

( )   (f)   Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable)

(x)   Notes to Financial Statements

(x)   (g)   Computation of Net Capital

(x)   (h)   Computation for Determination of Reserve Requirements under Rule 15c3-3

(x)   (i)   Information Relating to Possession or Control Requirements under Rule 15c3-3

( )   (j)   A Reconciliation, including appropriate explanations, of the Computation of Net Capital under Rule 15c3-1 (not required) and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 (not applicable)

( )   (k)   A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation (not applicable)

(x)   (l)   An Oath or Affirmation

(x)   (m)   A copy of the SIPC Supplemental Report

(x)   (n)   A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control)

**   *For conditions of confidential treatment of certain portions of this filing, see Section 240.17a 5(e)(3)*



HOULIHAN LOKEY CAPITAL, INC.
(SEC I.D. No. 8-35643)

Statement of Financial Condition

March 31, 2011

(With Report of Independent Registered Public Accounting Firm Thereon)



KPMG LLP
Suite 3100
717 North Harwood Street
Dallas, TX 75201-6585

Report of Independent Registered Public Accounting Firm

The Stockholder
Houlihan Lokey Capital, Inc.:

We have audited the accompanying statement of financial condition of Houlihan Lokey Capital, Inc. (the Company) as of March 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Houlihan Lokey Capital, Inc. as of March 31, 2011, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

May 26, 2011

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.

HOULIHAN LOKEY CAPITAL, INC.

Statement of Financial Condition

March 31, 2011

Assets

Cash and cash equivalents	$	20,706,869
Accounts receivable, net of allowance for doubtful accounts of $1,802,101 (note 4)		18,156,099
Unbilled work in process		9,469,260
Receivable from affiliates (note 3)		103,323,224
Deferred income tax assets (note 6)		22,020,896
Property and equipment – at cost, net of accumulated depreciation of $159,032		52,135
Other assets		312,179
Total assets	$	174,040,662

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	3,918,951
Deferred income		765,505
Total liabilities		4,684,456
Commitments and contingencies (note 5)		
Stockholder's equity:		
Common stock, $0.01 par value. Authorized 1,000 shares; issued and outstanding 1,000 shares		10
Additional paid-in capital		49,171,518
Retained earnings		120,184,678
Total stockholder's equity		169,356,206
Total liabilities and stockholder's equity	$	174,040,662

See accompanying notes to financial statements.

(1) Organization and Description of Business

Nature of Operations

Houlihan Lokey Capital, Inc. (the Company) is a California corporation registered as a broker-dealer under Section 15(b) of the Securities Exchange Act. The Company is a wholly owned subsidiary of Houlihan Lokey, Inc., a California corporation (the Parent). The Parent has two other wholly owned subsidiaries: Houlihan Lokey Financial Advisors, Inc., which is a corporation registered as an investment advisor under the Investment Advisers Act of 1940, and Houlihan Lokey (Europe) Ltd., which is a corporation regulated by the Financial Services Authority in the United Kingdom. The Parent is a wholly owned subsidiary of Fram Holdings Inc., a Delaware corporation, which is, in turn, a majority-owned subsidiary of ORIX USA Corporation (OUC), a Delaware corporation.

The Company offers financial services and financial advice to a broad clientele located throughout the United States of America, Europe, and Canada. The Company has offices in Los Angeles, San Francisco, Chicago, New York City, Minneapolis, McLean (Virginia), Dallas, and Atlanta. Together, the Company, its Parent, and its subsidiaries form an organization that provides financial services to meet a wide variety of client needs. Specifically, the Company directs its services to the following areas:

1. Mergers, acquisitions, and divestitures

2. Leveraged transactions, private placements of debt and equity, and initial public offerings

3. Financial strategic planning and corporate partnering

4. Tax-exempt financing

The Company exclusively concentrates its efforts toward the earning of professional fees. The Company does not handle customer investment accounts.

(2) Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statement has been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities.

(b) Use of Estimates

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the reporting date. These estimates and assumptions are based on management's best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate. Illiquid credit markets, volatile equity, and foreign currency have combined to increase the uncertainty inherent in such estimates and assumptions. As future events and their effects cannot be determined

with precision, actual results could differ significantly from these estimates. Significant items subject to such estimates and assumptions include the allowance for doubtful accounts; income tax uncertainties; and other contingencies.

(c) Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Management monitors activity in these accounts to prevent a risk of loss. To date, the Company has not experienced any losses in its cash accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Although not classified as cash and cash equivalents, the Company's receivable from affiliates (note 3) generally arises from the transfer of available cash from the Company to the Parent. The receivable is due on demand and is considered fully collectible.

(d) Accounts Receivable

The allowance for doubtful accounts on receivables reflects management's best estimate of probable inherent losses determined principally on the basis of historical experience and review of outstanding receivables.

(e) Revenue Recognition, Unbilled Work in Process, and Deferred Income

Revenues consist primarily of professional service fees (net revenue), reimbursed out of pocket expenses, and interest income earned on related party balances outstanding (note 3).

The Company and its clients enter into agreements that outline the general terms and conditions of the specific engagements. The Company performs professional services in accordance with the engagement terms on both a fixed and contingent fee basis.

Revenue is recognized when earned and realizable. The recognition of revenues under contingent fee contracts depends on whether the revenues relate to monthly retainers or success fees. Monthly retainers are recognized on a monthly basis. Success fees are recognized only upon substantial completion of the conditions stipulated by the engagement agreement. In some cases, approval of the Company's fees is required from the courts or other regulatory authority; in these circumstances, the recognition of revenue is often deferred until approval is granted; however, if the fee that is going to be collected from the client is fixed and determinable, and the collectibility of the fee is reasonably assured, there are instances when revenue recognition prior to such approval is appropriate.

In those instances when the revenue recognized on a specific engagement exceeds both the amounts billed and the amounts collected, unbilled work in process is recorded. Billed receivables are recorded as accounts receivable in the statement of financial condition. Deferred income results when cash is received in advance of dates when revenues are recognized.

(f) Property and Equipment

Expenditures for property and equipment and for renewals and improvements that extend the originally estimated economic lives of assets are capitalized. Expenditures for maintenance, repairs, and other renewals of items are expensed. When items are disposed of, the cost and accumulated depreciation are eliminated from the accounts, and any gain or loss is recognized currently.

Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from three to seven years.

(g) Income Taxes

OUC and its subsidiaries, including the Company, file consolidated federal income tax returns and separate returns in state and local jurisdictions. The Company reports income tax expense as if it filed separate returns in all jurisdictions. Income taxes receivable from OUC or payable to OUC on the Company's behalf are offset against receivable from affiliates on the statement of financial condition.

Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. The measurement of the deferred items is based on enacted tax laws and applicable tax rates. A valuation allowance related to a deferred tax asset is recorded if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

(h) Fair Value of Financial Instruments

The following disclosure includes the estimated fair value of financial instruments, which have been determined by the Company using available market information and valuation methodologies described below.

Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurements*, describes three levels of inputs that may be used to measure fair value, and requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Financial instruments are considered Level 1 when valuation can be based on quoted prices in active markets for identical assets or liabilities. Level 2 financial instruments are valued using quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or models using inputs that are observable or can be corroborated by observable market data of substantially the full term of the assets or liabilities. Financial instruments are considered Level 3 when their values are determined using pricing models, discounted cash flow methodologies, or similar techniques and at least one significant model assumption or input is unobservable and when determination of the fair value requires significant management judgment or estimation.

The carrying value of cash and cash equivalents, accounts receivable, unbilled work in process, receivables from affiliates, accounts payable, accrued expense, and deferred income approximates fair value due to the short maturity of these instruments.

HOULIHAN LOKEY CAPITAL, INC.

Notes to Financial Statement

March 31, 2011

(i) ***Subsequent Events***

The Company has evaluated events and transactions that have occurred subsequent to March 31, 2011 through May 26, 2011 for potential recognition and disclosure in the financial statements.

(3) Related-Party Transactions

The Parent performs certain management, accounting, legal, regulatory, and other administrative services for the benefit of the Company. The Parent charges the Company a management fee for these services. The Parent and its affiliates pay for all expenses of the Company and are reimbursed for such payments by the Company. The Company is also allocated a portion of the Parent and affiliates' operating expenses, such as employee compensation, depreciation, rent, and other costs. The receivable from affiliate generally arises from cumulative cash transferred by the Company to the Parent. Intercompany charges and reimbursements are generally settled through the receivable from affiliates account. The receivable from affiliates is due on demand and bears interest at the prevailing prime interest rate; such rate was 3.25% at March 31, 2011.

(4) Allowance for Uncollectible Accounts Receivable

Balance – beginning of year	$	1,757,506
Bad debt expense		118,756
Charge-offs		(74,161)
Balance – end of year	$	1,802,101

(5) Commitments and Contingencies

The Company has been named in legal actions arising in the ordinary course of business. In the opinion of management, the amount of losses, if any, from these actions is not likely to have a material effect on the financial position of the Company.

(6) Income Taxes

The major components of net deferred income taxes are as follows at March 31, 2011:

Deferred tax assets:		
Deferred compensation	$	23,609,993
Accrued expenses		1,888,390
Bad debt expense		705,429
Total deferred tax assets		26,203,812
Deferred tax liabilities:		
Work in process		(4,182,916)
Total deferred tax liabilities		(4,182,916)
Net deferred tax assets	$	22,020,896

(Continued)

The Company has not established a valuation allowance against the deferred tax assets, as it has been determined that it is more likely than not that the assets will be realized.

The Company utilized a comprehensive model to recognize, measure, present, and disclose in its financial statement any uncertain tax positions that have been taken or are expected to be taken on a tax return. The impact of an uncertain tax position that is more likely than not of being sustained upon audit by the relevant taxing authority must be recognized at the largest amount that is more likely than not to be sustained. No portion of an uncertain tax position will be recognized if the position has less than a 50% likelihood of being sustained. Also, interest expense is recognized on the full amount of deferred benefits for uncertain tax positions. As of March 31, 2011, the Company has no recorded liabilities for interest and penalties related to uncertain tax positions.

The Company files as a member of the OUC consolidated federal income tax group. As of March 31, 2011, all of the federal income tax returns the Company has filed since 2006 are still subject to adjustment upon audit. The Company also files combined and separate income tax returns in many states, and these combined returns remain open for adjustments to the Company's federal income tax returns. The Company does not have any liabilities associated with these years and there is no change expected in the Company's unrecognized tax benefits associated with federal audits in the next 12 months. As of March 31, 2011, the Company had no unrecognized tax benefits and there were no changes to the unrecognized tax benefits during the year ended March 31, 2011.

(7) **Reserve Requirements for Brokers or Dealers**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customers' accounts, promptly transmits all customer funds, and delivers all customer securities received to the clearing broker or dealer, and does not otherwise hold funds or securities of customers or dealers. Because of such exemption, the Company is not required to prepare a determination of reserve requirements for brokers or dealers.

(8) **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. At March 31, 2011, the Company had net capital of $16,787,918, which was $16,537,918 in excess of its required net capital of $250,000.



KPMG LLP
Suite 3100
717 North Harwood Street
Dallas, TX 75201-6585

Report of Independent Registered Public Accounting Firm

The Stockholder
Houlihan Lokey Capital, Inc.:

In planning and performing our audit of the financial statements of Houlihan Lokey Capital, Inc. (the Company), as of and for the year ended March 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Stockholder, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

May 26, 2011